UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Auspex Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

Aurum Merger Sub, Inc.

a wholly owned subsidiary of

Teva Pharmaceutical Industries Ltd.

(Names of Filing Persons (Offerors))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05211J102

(CUSIP Number of Class of Securities)

Eyal Desheh

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

5 Basel Street

P.O. Box 3190

Petach Tikva 4951033, Israel

972-3-914-8171

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Jared G. Jensen, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

617-570-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,467,489,538.94	$402,923.00

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 31,834,373 outstanding shares of common stock of Auspex Pharmaceuticals, Inc. (“Auspex”), par value $0.0001 per share (the “Shares”), multiplied by the offer price of $101.00 per Share, (ii) 2,641,258 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $101.00 per Share, multiplied by $77.55, which is the offer price of $101.00 per Share minus the weighted average exercise price for such options of $23.45 per Share, (iii) 268,013 restricted stock units multiplied by the offer price of $101.00 per Share, (iv) 185,614 Shares issuable pursuant to outstanding warrants with an exercise price less than the offer price of $101.00 per Share, multiplied by $97.12, which is the offer price of $101.00 per Share minus the weighted average exercise price for such warrants of $3.88 per Share and (v) 22,719 Shares estimated to be subject to outstanding purchase rights under Auspex’s 2014 Employee Stock Purchase Plan as of the purchase date of May 20, 2015 multiplied by the offer price of $101.00 per Share. The calculation of the filing fee is based on information provided by Auspex as of April 6, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Aurum Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Teva”), to purchase all of the outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Auspex Pharmaceuticals, Inc., a Delaware corporation (“Auspex”), at a price of $101.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Items 1	through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Teva Pharmaceutical Industries Ltd.

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Group EVP & Chief Financial Officer

Aurum Merger Sub, Inc.

By:	/s/ Larry Downey
Name:	Larry Downey
Title:	President

Dated: April 7, 2015

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated April 7, 2015

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9 and associated instructions)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement, published April 7, 2015 in The Wall Street Journal

(a)(5)(A)	Joint Press Release issued by Teva and Auspex on March 30, 2015 (incorporated by reference to Exhibit 99.1 to the Pre-Commencement Communication on Schedule TO filed by Teva and Purchaser with the Securities and Exchange Commission on March 30, 3015)

(a)(5)(B)	Investor Presentation of Teva dated March 30, 2015 (incorporated by reference to Exhibit 99.2 to the Pre-Commencement Communication on Schedule TO filed by Teva and Purchaser with the Securities and Exchange Commission on March 30, 2015)

(a)(5)(C)	Transcript of Investor Conference Call held by Teva on March 30, 2015 (incorporated by reference to Exhibit 99.1 to the Pre-Commencement Communication on Schedule TO filed by Teva and Purchaser with the Securities and Exchange Commission on March 31, 3015)

(d)(1)	Agreement and Plan of Merger, dated March 29, 2015, by and among Teva, Purchaser and Auspex (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Auspex with the Securities and Exchange Commission on March 30, 2015)

(d)(2)	Form of Tender and Support Agreement, dated March 29, 2015, by and among Teva, Purchaser and the directors, executive officers and certain stockholders of Auspex (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Auspex with the Securities and Exchange Commission on March 30, 2015)

(d)(3)	Confidentiality Agreement, dated March 1, 2015, by and between Auspex and Teva